jowell global LTD.

VIA EDGAR

March 9, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tatanisha Meadows
Adam Phippen Scott Anderegg Lilyanna Peyser

Re:	Jowell Global Ltd. (CIK No. 0001805594)
Withdrawal of Request for Acceleration
Registration Statement Form F-1, as amended (File No. 333-250889)
Registration Statement on Form 8-A (File No. 001-40145)

Ladies and Gentlemen:

Jowell Global Ltd. (the “Company”) hereby respectfully requests withdrawal of its acceleration request letter filed as correspondence via EDGAR on March 3, 2021, which requested that the above-referenced Registration Statements become effective on March 9, 2021 at 4:00 p.m., Eastern Time, or as soon as practicable thereafter. The Company is no longer requesting that such Registration Statements be declared effective at this specific date and time and the Company hereby formally withdraws such request for acceleration.

If you have any questions regarding the foregoing, please contact our counsel at FisherBroyles, LLP, Jeffrey Li at (703) 618-2503.

Very truly yours,

Jowell Global Ltd.

By:	/s/ Zhiwei Xu
Name:	Zhiwei Xu
Title:	Chief Executive Officer and Chairman of the Board of the Directors